LATHAM GROUP, INC.

787 Watervliet Shaker Road

Latham, New York 12110

April 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Asia Timmons-Pierce

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Latham Group, Inc. (f/k/a Latham Topco, Inc.)
Registration Statement on Form S-1 (File No. 333-254930)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of Latham Group, Inc. (the “Company”) be accelerated to April 22, 2021 at 3:00 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

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Very truly yours,

By:	/s/ Scott M. Rajeski
Name: Scott M. Rajeski
Title: President & Chief Executive Officer